UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning October 1, 1997 and Ending December 31, 1997


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                          STP Nuclear Operating Company
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


 Date of Incorporation October 1, 1997 If not Incorporated, Date of
Organization.


      State or Sovereign Power under which Incorporated or Organized Texas


          Location of Principal Executive Offices of Reporting Company
                     8 Miles Wst Wadsworth Texas on FM 521


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


J. J. Sheppard    Vice President             P.O. Box 289 Wadsworth, Texas 77483
                    Business Systems
(Name)            (Title)                    (Address)


       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                       CENTRAL AND SOUTH WEST CORPORATION

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                         Page 4a

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                        Schedule or        Page
Description of Schedules and Accounts                 Account Number      Number

Comparative Balance Sheet                               Schedule I         5, 6

Service Company Property                                Schedule II          7

Accumulated Provision for Depreciation
  and Amortization of Service Company Property          Schedule III         8

Investments                                             Schedule IV         9a

Accounts Receivable from Associate Companies            Schedule V          9b

Fuel Stock Expenses Undistributed                       Schedule VI         10

Stores Expense Undistributed                            Schedule VII        10

Miscellaneous Current and Accrued Assets                Schedule VIII       11

Miscellaneous Deferred Debits                           Schedule IX         11

Research, Development, or Demonstration
  Expenditures                                          Schedule X          11

Proprietary Capital                                     Schedule XI         12

Long-Term Debt                                          Schedule XII        13

Current and Accrued Liabilities                         Schedule XIII       14a

Notes to Financial Statements                           Schedule XIV        14b

Comparative Income Statement                            Schedule XV         15

Analysis of Billing - Associate Companies               Account 457         16

Analysis of Billing - Non Associate
  Companies                                             Account 458         17

Analysis of Charges for Service - Associate
  and Non Associate Companies                           Schedule XVI        18

Schedule of Expense by Department or
  Service Function                                      Schedule XVII     19, 20

Departmental Analysis of Salaries                       Account 920         21a

                                                                         Page 4b

Outside Services Employed                               Account 923         21b

Employee Pensions and Benefits                          Account 926         22a

General Advertising Expenses                            Account 930.1       22b

Miscellaneous General Expenses                          Account 930.2       23

Rents                                                   Account 931         23

Taxes Other Than Income Taxes                           Account 408         24a

Donations                                               Account 426.1       24b

Other Deductions                                        Account 426.5       25a

Notes to Statement of Income                            Schedule XVIII      25b


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                          26a

Methods of Allocation                                                       26b

Annual Statement of Compensation for
  Use of Capital Billed                                                     26c

                 ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT  ASSETS AND OTHER DEBITS                           AS OF          AS OF
                                                          12/31/97       10/1/97
                                                          --------       -------
         SERVICE COMPANY PROPERTY
101      Service company property (Schedule II)               $ --          $ --
107      Construction work in progress (Schedule II)            --            --
                                                          --------       -------
             Total Property                                     --            --

108      Less accumulated provision for depreciation
         and amortization of service company
         property (Schedule III)                                --            --
                                                          --------       -------
              Net Service Company Property                      --            --

         INVESTMENTS
123      Investments in associate companies
         (Schedule IV)                                          --            --
124      Other investments (Schedule IV)                        --            --
                                                          --------       -------
              Total Investments                                 --            --

         CURRENT AND ACCRUED ASSETS
131      Cash                                                   --            --
134      Special deposits                                       --            --
135      Working funds                                          --            --
136      Temporary cash investments (Schedule IV)               --            --
141      Notes receivable                                       --            --
143      Accounts receivable                                    --            --
144      Accumulated provision of uncollectible
         accounts                                               --            --
146      Accounts receivable from associate
         companies (Schedule V)                             67,987        73,632
152      Fuel stock expenses undistributed
         (Schedule VI)                                          --            --
154      Materials and supplies                                 --            --
163      Stores expense undistributed
         (Schedule VII)                                         --            --
165      Prepayments                                            --            --
174      Miscellaneous current and accrued assets
         (Schedule VIII)                                        --            --
                                                          --------       -------
            Total Current and Accrued Assets                67,987        73,632

         DEFERRED DEBITS
181      Unamortized debt expense                               --            --
184      Clearing accounts                                      --            --
186      Miscellaneous deferred debits (Schedule IX)            --            --
188      Research, development, or demonstration
         expenditures (Schedule X)                              --            --
190      Accumulated deferred income taxes                      --            --
                                                          --------       -------
              Total Deferred Debits                             --            --

                                                          --------       -------
         TOTAL ASSETS AND OTHER DEBITS                    $ 67,987      $ 73,632
                                                          ========       =======

                 ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)


ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL               AS OF          AS OF
                                                          12/31/97       10/1/97
                                                          --------       -------
         PROPRIETARY CAPITAL
201      Common stock issued                                  $ --          $ --
211      Miscellaneous paid-in-capital  (Schedule XI)           --            --
215      Appropriated retained earnings (Schedule XI)           --            --
216      Unappropriated retained earnings
         (Schedule XI)                                          --            --
                                                          --------       -------
              Total Proprietary Capital                         --            --

         LONG-TERM DEBT
223      Advances from associate companies
         (Schedule XII)                                         --            --
224      Other long-term debt  (Schedule XII)                   --            --
225      Unamortized premium on long-term debt                  --            --
226      Unamortized discount on long-term
         debt-debit                                             --            --
                                                          --------       -------
              Total Long-Term Debt                              --            --

228      OTHER NONCURRENT LIABILITIES                       17,792        29,646
                                                          --------       -------

         CURRENT AND ACCRUED LIABILITIES
228      Other Current Liabilties                            1,982         1,939
231      Notes payable                                          --            --
232      Accounts payable                                   27,655        33,368
233      Notes payable to associate companies
         (Schedule XIII)                                        --            --
234      Accounts payable to associate companies
         (Schedule XIII)                                       (11)           --
236      Tax accrued                                         1,343            --
237      Interest accrued                                       --            --
238      Dividends declared                                     --            --
241      Tax collections payable                                --            --
242      Miscellaneous current and accrued
         liabilities (Schedule XIII)                        15,666         5,802
                                                          --------       -------
              Total Current and Accrued Liabilities         46,635        41,109

         DEFERRED CREDITS
253      Other deferred credits                                724            --
255      Accumulated deferred investment tax credits            --            --
262      Injuries and Damages - Workers Compensation         2,836         2,877
                                                          --------       -------
              Total Deferred Credits                         3,560         2,877

282      ACCUMULATED DEFERRED INCOME TAXES                      --            --
                                                          --------       -------


                                                          --------       -------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL         $67,987       $73,632
                                                          ========       =======

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)

                                 BALANCE AT           RETIREMENTS          BALANCE
                                 BEGINNING            OR         OTHER (1) AT CLOSE
DESCRIPTION                      OF YEAR    ADDITIONS SALES      CHANGES   OF YEAR
Account 101 - Service
              Company Property         $--        $--        $--      $--      $--
Account 107 - Construction Work
              in Progress               --         --         --       --       --
                                 -------------------------------------------------
       TOTAL                           $--        $--        $--      $--      $--
                                 =================================================


                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                                  SCHEDULE III

             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                           OF SERVICE COMPANY PROPERTY
                                   (thousands)


                               BALANCE AT           RETIREMENTS         BALANCE
                               BEGINNING            OR        OTHER (1) AT CLOSE
DESCRIPTION                    OF YEAR   ADDITIONS  SALES     CHANGES   OF YEAR

Account 108 - Accumulated
  Provision for Depreciation
  and Amortization of
  Service Company Property         $ --      $ --        $ --     $ --     $ --
                               ------------------------------------------------
       TOTALS                      $ --      $ --        $ --     $ --     $ --
                               ================================================

                                                                         Page 9a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                   BALANCE AT        BALANCE AT
DESCRIPTION                                    BEGINNING OF YEAR   CLOSE OF YEAR

Account 123 - Investment in Associate Companies       $--               $--

Account 124 - Other Investments                        --                --

Account 136 - Temporary Cash Investments               --                --
                                                  -------------------------
     TOTAL                                            $--               $--
                                                  =========================

                                                                         Page 9b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.


                                                BALANCE AT       BALANCE AT
DESCRIPTION                                 BEGINNING OF YEAR   CLOSE OF YEAR

Account 146 - Accounts Receivable
  from Associate Companies

Houston Lighting & Power Company                  $22,694           $20,955
Central Power and Light Company                    18,536            17,114
City of San Antonio                                20,622            19,042
City of Austin                                     11,780            10,876
                                             ------------------------------
     TOTAL                                        $73,632           $67,987
                                             ==============================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



DESCRIPTION                             LABOR       EXPENSES        TOTAL

Account 152 - Fuel Stock
  Expenses Undistributed                $--           $--            $--
                                      -----------------------------------

     TOTAL                              $--           $--            $--
                                      ===================================





                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                               LABOR       EXPENSES        TOTAL

Account 163 - Stores Expense
  Undistributed
City of Austin                           $ 110          $ 41          $ 150
Central Power and Light Company          $ 173          $ 64          $ 237
Houston Lighting & Power Company         $ 211          $ 79          $ 290
City of San Antonio                      $ 192          $ 71          $ 263
                                       -------------------------------------
     TOTAL                                $685          $255          $ 940
                                       =====================================

Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
                                               BALANCE AT            BALANCE AT
DESCRIPTION                                BEGINNING OF YEAR       CLOSE OF YEAR

Account 174 - Miscellaneous Current
  and Accrued Assets                              $--                   $--
                                              -----------------------------
     TOTAL                                        $--                   $--
                                              =============================


                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.
                                           BALANCE AT            BALANCE AT
DESCRIPTION                             BEGINNING OF YEAR       CLOSE OF YEAR

Account 186 - Miscellaneous
  Deferred Debits                              $--                   $--
                                         -------------------------------
     TOTAL                                     $--                   $--
                                         ===============================


                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                     AMOUNT

Account 188 - Research, Development,
  or Demonstration Expenditures                                   $--
                                                                ------
     TOTAL                                                        $--
                                                                ======

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)

                                    NUMBER OF SHARES   PAR OR STATED      OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER  CLASS OF STOCK        AUTHORIZED      VALUE PER SHARE   NO. OF SHARES         TOTAL AMOUNT
Account  201    COMMON STOCK ISSUED      --                $--               --                   $--

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                             AMOUNT

Account 211 - Miscellaneous Paid-In Capital                               $--

Account 215 - Appropriate Retained Earnings                                --
                                                                       ------
     TOTAL                                                                $--
                                                                       ======

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                             BALANCE AT      NET INCOME  DIVIDENDS   BALANCE AT
DESCRIPTION               BEGINNING OF YEAR  OR (LOSS)     PAID    CLOSE OF YEAR

Account 216 - Unappropriated
  Retained Earnings             $--              $--       $--           $--
                          ----------------------------------------------------
     TOTAL                      $--              $--       $--           $--
                          ====================================================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                         TERM OF OBLIGATION                                 BALANCE AT                        BALANCE
                         CLASS $ SERIES     DATE OF   INTEREST  AMOUNT      BEGINNING                         AT CLOSE
NAME OF CREDITOR         OF OBLIGATION      MATURITY  RATE      AUTHORIZED  OF YEAR    ADDITIONS  DEDUCTIONS  OF YEAR

Account 223 - Advances
  From Associate Companies:                                         $--         $--        $--         $--       $--

Account 224 - Other
  Long-Term Debt:                                                    --          --         --          --        --
                                                                  --------------------------------------------------

     TOTAL                                                          $--         $--        $--         $--       $--
                                                                  ==================================================


                                                                        Page 14a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
                                                    BALANCE AT   BALANCE AT
DESCRIPTION                                         BEGINNING      CLOSE
                                                     OF YEAR      OF YEAR

Account 233 - Notes Payable to
  Asssociated Companies                                   $--          $--
                                                     --------     --------
Total                                                     $--          $--
                                                     ========     ========

Account 234 - Accounts Payable
  to Associate Companies
  Houston Lighting & Power Company                        $--         $(11)
                                                     --------     --------
Total                                                     $--         $(11)
                                                     ========     ========


Account 242 - Miscellaneous Current
  and Accrued Liabilities
Spent Fuel Disposal Fee                                   $--       $4,646
Lower Colorado River Authority Fee                       (151)        --
Benefits Accrual                                         --          2,738
Executive Incentive Compensation Plan Liability         1,177        1,663
Incentive Compensation Plan Liability                   3,618        5,893
Long Term Incentive Compensation Plan Liability           334         --
Nuclear Regulatory Commission Fees                        824          726
                                                     --------     --------
Total                                                  $5,802      $15,666
                                                     ========     ========

                                                                        Page 14b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are not considered in the records of STP.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the Public Utilities and Licensees" as as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.

                 ANNUAL REPORT OF STP Nuclear Operating Company

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)
                                                                    PRIOR
ACCOUNT DESCRIPTION                                    CURRENT       YEAR
                                                         YEAR      (Note 1)
                                                      ----------   --------
        INCOME
457     Services rendered to associate companies        $84,059         $--
458     Services rendered to non associate companies         --          --
419     Miscellaneous income or loss                         23          --
                                                        -------     -------
            TOTAL INCOME                                 84,082          --
                                                        -------     -------


        EXPENSES
500-557 Power production                                $67,352          --
560-574 Transmission                                        147          --
580-598 Distribution                                         --          --
906-917 Customer service & Information                       --          --
920     Salaries and wages                                3,853          --
921     Office supplies and expenses                      1,839          --
922     Administrative expense transferred                   53          --
923     Outside services employed                         2,216          --
924     Property insurance                                  956          --
925     Injuries and damages                                401          --
926     Employee pensions and benefits                    4,905          --
928     Regulatory commission expense                        --          --
930.1   General advertising expenses                         --          --
930.2   Miscellaneous general expenses                      352          --
931     Rents                                                41          --
932     Maintenance of general plant                        706          --
403-405 Depreciation and amortization expense                --          --
408     Taxes other than income taxes                     1,261          --
409     Income taxes                                         --          --
410     Provision for deferred income taxes                  --          --
411     Provision for deferred income taxes - credit         --          --
417     Administrative - Business Venture                    --          --
426.1   Donations                                            --          --
426.5   Other deductions                                     --          --
427     Interest on long-term debt                           --          --
430     Interest on debt to associate companies              --          --
431     Other interest expense                               --          --
                                                        -------     -------
            TOTAL EXPENSE                                84,082          --
                                                        -------     -------

            NET INCOME OR (LOSS)                            $--         $--
                                                        =======     =======

Note 1: STP Nuclear Operating Company was formed on October 1, 1997, therefore, prior year information is not applicable.

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)


                                    DIRECT    INDIRECT   COMPENSATION    TOTAL
                                    COSTS       COSTS      FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED     CHARGED    OF CAPITAL    BILLED
                                   457 - 1     457 - 2     457 - 3

Houston Lighting & Power Company   $23,437     $2,468        $--        $25,905

Central Power and Light Company     19,145      2,019         --         21,164

City of Austin                      12,167      1,282         --         13,449

City of San Antonio                 21,298      2,243         --         23,541
                                  =============================================
       TOTAL                       $76,047     $8,012        $--        $84,059
                                  =============================================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                               ANALYSIS OF BILLING

                      NON ASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

                               DIRECT   INDIRECT  COMPENSATION          EXCESS     TOTAL
                                COST      COST       FOR USE    TOTAL     OR       AMOUNT
NAME OF NON ASSOCIATE COMPANY  CHARGED  CHARGED    OF CAPITAL   COST   DEFICIENCY  BILLED
                               458 - 1  458 - 2      458 - 3            458 - 4
None                             $--      $--          $--       $--      $--       $--
                              ---------------------------------------------------------
       TOTAL                     $--      $--          $--       $--      $--       $--
                              =========================================================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

       SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON
                              ASSOCIATE COMPANIES
                                   (thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                        ASSOCIATE COMPANY CHARGES    NON ASSOC. COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                          DIRECT  INDIRECT           DIRECT   INDIRECT            DIRECT   INDIRECT
ACCOUNT DESCRIPTION OF ITEMS               COST     COST     TOTAL   COST      COST       TOTAL   COST      COST      TOTAL
500-559 Power Production                 $62,706   $4,646   $67,352    $-       $-         $-    $62,706   $4,646   $67,352
560-579 Transmission                         147        -       147     -        -          -        147        -       147
580-599 Distribution                           -        -         -     -        -          -          -        -         -
906-917 Customer  Accounts,  Service,
          & Information                        -        -         -     -        -          -          -        -         -
920     Salaries and Wages                 2,797    1,056     3,853     -        -          -      2,797    1,056     3,853
921     Office Supplies and Expenses       1,677      162     1,839     -        -          -      1,677      162     1,839
922     Administrative Expense                 -       53        53     -        -          -          -       53        53
923     Outside Service Employed           2,092      124     2,216     -        -          -      2,092      124     2,216
924     Property Insurance                   956        -       956     -        -          -        956        -       956
925     Injuries and Damages                 392        9       401     -        -          -        392        9       401
926     Employee Pensions and Benefits     3,297    1,608     4,905     -        -          -      3,297    1,608     4,905
930.1   General Advertising Expense            -        -         -     -        -          -          -        -         -
930.2   Miscellaneous General Expense        214      138       352     -        -          -        214      138       352
931     Rents                                 41        -        41     -        -          -         41        -        41
932     Maintenance of General Plant         703        3       706     -        -          -        703        3       706
403-405 Depreciation and Amortization
          Expense                              -        -         -     -        -          -          -        -         -
408     Taxes Other than Income Taxes      1,048      213     1,261     -                   -      1,048      213     1,261
409     Income Taxes                           -        -         -     -        -          -          -        -         -
410     Provision for Deferred Income
          Taxes                                -        -         -     -        -          -          -        -         -
411.5   Provision for Deferred Income
          Taxes - Credit                       -        -         -     -        -          -          -        -         -
417     Administrative - Business
          Venture                              -        -         -     -        -          -          -        -         -
419     Interest and Dividend Income         (23)       -       (23)    -        -          -        (23)       -       (23)
426.1   Donations                              -        -         -     -        -          -          -        -         -
426.5   Other Deductions                       -        -         -     -        -          -          -        -         -
427     Interest On Long-Term Debt             -        -         -     -                   -          -        -         -
431     Other Interest Expense                 -        -         -     -        -          -          -        -         -
                                       ------------------------------------------------------------------------------------
       TOTAL EXPENSES                     76,047    8,012    84,059     -        -          -     76,047    8,012    84,059
                                       ------------------------------------------------------------------------------------
        Compensation for Use of
          Equity Capital                       -        -         -     -        -          -          -        -         -
 430    Interest On Debt To
          Associate Companies                  -        -         -     -        -          -          -        -         -
                                       ------------------------------------------------------------------------------------
       TOTAL COST OF SERVICE             $76,047   $8,012   $84,059    $-       $-         $-    $76,047   $8,012   $84,059
                                       ====================================================================================

                                                                    Page 19 & 20

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                            DEPARTMENT OR SERVICE FUNCTION
                                                    -----------------------------------------------------------------------------
                                                                                                  NUCLEAR
                                  TOTAL   OVERHEAD  BUSINESS    NUCLEAR     NUCLEAR    LICENSING/   PLANT   CORPORATE EXEC VP/GM
ACCOUNT DESCRIPTION OF ITEMS      AMOUNT  (NOTE 1)  SYSTEMS   GENERATION  ENGINEERING  ASSURANCE  SERVICES    COSTS     NUCLEAR
------- --------------------      ------  --------  -------   ----------  -----------  ---------  --------    -----   -----------
500-559 Power Production         $67,352    $--     $25,501     $20,197     $10,738     $3,175     $4,443    $3,255        43
560-579 Transmission                 147      -           -           -           -          -          -       147
580-599 Distribution                  --      -           -           -           -          -          -         -
906-917 Customer Service &
          Information                 --      -           -           -           -          -          -         -
920     Salaries and Wages         3,853      -       1,033         165           1        173      1,581       695       205
921     Office Supplies and
          Expenses                 1,839      -         337          43           5         23      1,096       207       128
922     Administrative Expense        53      -           -           -           -          -          -        53
923     Outside Service Employed   2,216      -         600           5           -         (8)       697       646       276
924     Property Insurance           956      -           -           -           -        956          -         -
925     Injuries and Damages         401      -           4           5           -        392          -         -
926     Employee Pensions and
          Benefits                 4,905      -         622       2,378         714        275        714       118        84
930.1   General Advertising
          Expense                     --      -           -           -           -          -          -         -
930.2   Miscellaneous General
          Expense                    352      -           4           -           -        675          -         1      -328
931     Rents                         41      -           -           -           -          -          -        41
932     Maintenance of General
          Plant                      706      -           2           -           -          -        697         7
403-405 Depreciation and
          Amortization Expense        --      -           -           -           -          -          -         -
408     Taxes Other than Income
          Taxes                    1,261      -         117         675         195         74        184                  16
409     Income Taxes                  --      -           -           -           -          -          -         -
410     Provision for Deferred
          Income Taxes                --      -           -           -           -          -          -         -
411     Provision for Deferred
          Income Taxes - Credit       --      -           -           -           -          -          -         -
417     Administrative - Business
          Venture                     --      -           -           -           -          -          -         -
426.1   Donations                     --      -           -           -           -          -          -         -
426.5   Other Deductions              --      -           -           -           -          -          -         -
427     Interest On Long-Term Debt    --      -           -           -           -          -          -         -
430     Interest On Debt To
          Associate Companies         --      -           -           -           -          -          -         -
431     Other Interest Expense        --      -           -           -           -          -          -         -
                                 --------------------------------------------------------------------------------------------
                                 $84,082    $--     $28,220     $23,468     $11,653     $5,735     $9,412    $5,170      $424
                                 ============================================================================================

 Note 1: Overheads are accrued using predetermined loading rates based upon historical data as well as actuarial information and are subsequently trued up.

                                                                        Page 21a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                   (thousands)

                                     DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
INDICATE EACH DEPARTMENT  TOTAL   ASSOCIATE     OTHER         NON    PERSONNEL
OR SERVICE FUNCTION      AMOUNT    COMPANY   ASSOCIATES   ASSOCIATES END OF YEAR

Executive VP/GM Nuclear     $405     $405       $--          $--         10
Plant Services            $3,580    3,580        --           --        281
Engineering               $3,705    3,705        --           --        237
Nuclear
  Assurance/Licensing     $1,264    1,264        --           --         84
Nuclear Generation       $11,256   11,256        --           --        736
Business Systems          $2,070    2,070        --           --        143
Corporate Cost            $1,089    1,089        --           --         --
                         --------------------------------------------------
       TOTAL             $23,369  $23,369       $--          $--      1,491
                         ==================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

                                                                        Page 21b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED         SERVICE PROVIDED                             AMOUNT

Space Network               NIS support and service                       $158
Peoplesoft                  Software maintenance fees                      123
Westinghouse                Turbine generator work - Unit 1                428
Westinghouse                Turbine generator work - Unit 2                400
Furmanite America Inc.      Miscellaneous valve service and leak
                              repair                                       505
Westinghouse                Nuclear fuel and other anaylsis                175
Sunstates                   Janitorial service                             349
Scientific Ecology Group    Low level radioactive waste processing         123
Smith Corrosion, Inc.       Miscellaneous work:  Repair rubber
                              lines, emergent work                         126
Sunstates                   Site ground maintenance                        185
Westinghouse                Integrated Computer System fabrication         607
Chem-Nuclear System         Burial of low level radioactive waste          256
Duke Engineering            Vendor manual consolidation                    221
Eastern Technologies        Contaminated laundry trailer                   133
Becthel                     Steam Generator Work                         1,556
T Systems Corporation       Assist with timekeeping software               341
Bently Nevada               Develop and install vibration
                              monitoring system                            698
Westinghouse                Steam generator outage support               1,276
Nuclear Energy Services     Nozzel dam work                                190
Framatone Technology, Inc.  1RE07 outage work                              492
Westinghouse                Reactor coolant pump work                      102
Westinghouse                Reactor refueling work                         522
Westinghouse                Turbine generator outage work                  862
Other Vendors               Miscellaneaous activites                     4,127
                                                                      --------
                            Total Outside Services                     $13,955
                                                                      ========


These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

                                                                        Page 22a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                           AMOUNT

Pension                                                                 $598

Savings Plan (1)                                                         716

Welfare Benefits (2)                                                   1,695

Retiree Benefits (FAS106)                                              1,035

Postemployment Benefits                                                   33

Paid Absences                                                            609

Employee Awards                                                           52

Other                                                                    167
                                                                     -------
     TOTAL                                                            $4,905
                                                                     =======

(1)  Includes related administrative expense
(2) Includes various types of welfare benefits including Medical, Dental, Life Insurance, Long-Term Disability, and Accidental Death and Dismemberment

                                                                        Page 22b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                 NAME OF PAYEE                             AMOUNT

None                                                                     $--
                                                                      -------
  TOTAL                                                                  $--
                                                                      =======

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. 441 (b)(2)) shall be separately classified.

DESCRIPTION                                                    AMOUNT

Company Membership Fees and Dues                                $263
Research and Development Expense                                 412
Miscellaneous                                                   (323)
                                                              ------
     TOTAL                                                      $352
                                                              ======

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                                               AMOUNT

Other Rent                                                        41
                                                              ------
     TOTAL                                                       $41
                                                              ======

                                                                        Page 24a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                    AMOUNT

Other Than U.S. Government Taxes:
  State Unemployment Taxes                                       $34
                                                              ------
     SUBTOTAL                                                     34
                                                              ------

U.S. Governmental Taxes:
  Social Security Taxes                                        1,207
  Federal Unemployment Taxes                                      20
                                                              ------
     SUBTOTAL                                                  1,227
                                                              ------

     TOTAL                                                    $1,261
                                                              ======

                                                                        Page 24b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT          PURPOSE OF DONATION                AMOUNT
None                                                            $ --
                                                              ------

     TOTAL                                                      $ --
                                                              ======

                                                                        Page 25a

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                        OTHER DEDUCTIONS - ACCOUNT 426.5
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION               NAME OF PAYEE                       AMOUNT
None                                                            $ --
                                                              ------
     TOTAL                                                      $ --
                                                              ======

                                                                        Page 25b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                    For the 3 Months Ended December 31, 1997

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
                                   (thousands)

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

STP Nuclear Operating Company (STPNOC) was formed October 1, 1997, therefore, information is presented for the 3 months ended December 31, 1997. In addition, prior year information is not applicable.

Account 408 - Taxes Other Than Income Taxes
This account does not include capitalized or deferred costs of employees benefits. Such burdens are classified to the account which contains the associated labor cost.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee preumiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and it eligible for reduced benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

                                                                        Page 26a
                         STP NUCLEAR OPERATING COMPANY



                                President & Chief
                                Executive Officer

                                   W.T. COTTLE
                                        |
                                        |-------------------L.J. RITTENBERRY
                                        |                   EXECUTIVE SECRETARY
                                        |
    ------------------------------------------------------------------
   |                  |                 |                |            |
VICE PRESIDENT        |          VICE PRESIDENT          |     VICE PRESIDENT
BUSINESS SYSTEMS      |          NUCLEAR ENGINEERING     |     NUCLEAR ASSURANCE
J.J. SHEPPARD         |          T.H. CLONINGER          |     L.E. MARTIN
                      |                                  |
                      |                                  |
                  VICE PRESIDENT                     VICE PRESIDENT
                  NUCLEAR GENERATION                 PLANT SERVICES
                  J.F. GROTH                         F.K. MANGAN

                                                                        Page 26b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                              METHODS OF ALLOCATION

       Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.     In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

                                                                        Page 26c

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                                SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                      STP Nuclear Operating Company
                      ---------------------------------------------------------
                      (Name of Reporting Company)

          By:         /s/ J. J. Sheppard
                      ---------------------------------------------------------
                      (Signature of Signing Officer)

                      J. J. Sheppard           Vice President Business Systems
                      ---------------------------------------------------------
                      (Printed Name and Title of Signing Officer)


Date:  4/29/98
--------------